UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SES AI Corporation

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

78397Q 109

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON GENERAL MOTORS VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,175,622(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,175,622(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,175,622(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 9,043,889 shares of New SES Class A common stock and 836,826 shares of New SES Class A common stock that may be issued for the benefit of the former holders of SES Holdings Pte. Ltd. common stock (the “Earn-Out Shares.”). General Motors Ventures LLC (“GM Ventures”) is the record holder of 21,090,498 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.

(2)	The percentage reported in this Schedule 13D is based upon 313,656,338 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on July 30, 2024.

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,056,337 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,056,337 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,056,337 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5(2)
14	TYPE OF REPORTING PERSON OO

(1)

GM Holdings is the record holder of 9,043,889 shares of New SES Class A common stock and 836,826 Earn-Out Shares. GM Ventures is the record holder of 21,090,498 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.

(2)	The percentage reported in this Schedule 13D is based upon 313,656,338 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on July 30, 2024.

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,056,337 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,056,337 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,056,337 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 9,043,889 shares of New SES Class A common stock and 836,826 Earn-Out Shares. GM Ventures is the record holder of 21,090,498 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.

(2)	The percentage reported in this Schedule 13D is based upon 313,656,338 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on July 30, 2024.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), which was jointly filed on February 14, 2022, and is filed on behalf of General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), General Motors Ventures LLC, a Delaware limited liability company (“GM Ventures”), and General Motors Company, a Delaware corporation (“GM”) (collectively, the “Reporting Persons”). GM Ventures is a wholly owned subsidiary of GM Holdings, which is a wholly owned subsidiary of GM. This amendment relates to shares of Class A Common Stock, par value $0.0001 per share (the “Shares”), of SES AI Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 35 Cabot Road, Woburn, MA 01801. The Reporting Persons directly or indirectly hold 33,056,337 shares of Common Stock of the Issuer. Capitalized terms set forth in this Amendment and not defined have the meaning ascribed to them in the Schedule 13D.

This Amendment is being filed to reflect a passive reduction in the beneficial ownership percentages of the Reporting Persons due to the issuance of additional securities of the Issuer since the filing of the Schedule 13D, to amend and supplement the list of directors and executive officers of the Reporting Persons, as originally set forth in Exhibit 1 to the Schedule 13D, and to amend Item 4, Item 5, and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On October 29, 2024, Anirvan Coomer resigned as a Director of the Issuer, effective immediately.

Item 5.	Interest in Securities of the Issuer

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Amendment are incorporated herein by reference.

The aggregate percentage of beneficial ownership of General Motors Ventures LLC is approximately 7.4% of the outstanding Shares of the Issuer. Calculations of the percentage of the Shares beneficially owned assumes 313,656,338 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on July 30, 2024.

The aggregate percentage of beneficial ownership of each of General Motors Holdings LLC and General Motors Company is approximately 10.5% of the outstanding Shares of the Issuer. Calculations of the percentage of the Shares beneficially owned assumes 313,656,338 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on July 30, 2024.

The reduction in beneficial ownership percentages from those set forth in the Schedule 13D reflects a passive reduction in the beneficial ownership percentages of the Reporting Persons due to the issuance of additional securities of the Issuer since the filing of the Schedule 13D.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 1 have any beneficial ownership of any Shares.

(c) Except for the transactions described in response to Item 4 of the Schedule 13D, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, have effected any transactions that may be deemed to be a transaction in the Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Director Nomination Agreement

Under the terms of the Director Nomination Agreement, GM Ventures had the right to nominate one person for election to the Issuer’s board for so long as GM, together with its affiliates, collectively continued to beneficially own at least 5% of the fully diluted outstanding equity securities of the Issuer. Following the resignation of Mr. Coomer, GM Ventures does not intend to exercise its nomination rights under the Director Nomination Agreement and has elected to terminate the Director Nomination Agreement effective October 29, 2024.

The foregoing description of the Director Nomination Agreement is qualified in its entirety by the description in Item 6 of the Schedule 13D and by reference to the Director Nomination Agreement, which was filed as Exhibit 4 of the Schedule 13D and was incorporated therein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1	Directors and Executive Officers of General Motors Company

6	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 31, 2024

General Motors Holdings LLC

By:	/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

General Motors Ventures LLC

By:	/s/ Todd Miller
Name: Todd Miller
Title: Assistant Secretary

General Motors Company

By:	/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary